

May 14, 2013

Via E-mail
Mr. Steven H. Collis
President and Chief Executive Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

> **Re:** **AmerisourceBergen Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 27, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 18, 2013**
> **File No. 001-16671**

Dear Mr. Collis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

1.   We note management's discussion and analysis of results of operation by segment specifically for ABDC's revenues. To help investors gain a more thorough understanding of your sales trends and potential variability, please provide a more robust discussion of the factors impacting your revenues. When you list multiple factors that contributed to a

material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify.   Please provide proposed disclosures to be included in future filings. Refer to the guidance within Item 303 of Regulation S-K and SEC Release No. 33-8350.

Pharmaceutical Distribution Segment, page 21

2.   We note your disclosure on page 21 that a contributing factor to your decreased revenue for Fiscal 2012 was the loss of one of your larger retail customers, which decided not to renew its contract prior to September 30, 2012. We also note statements during your April 25, 2013 earnings call regarding potential effects of the Walgreens agreement on renewals, efforts generally to re-sign customers, and a reference to re-signing a buying group customer involving $2 billion in revenue. In future filings and to the extent material, please revise to provide quantitative and qualitative disclosure to clarify the extent of your distribution and related contracts that (1) expired or renewed in the covered periods or (2) are scheduled to expire in the near future. Please provide draft disclosure.

Gross Profit, page 22

3.   We note your disclosure on pages 3 and 20 regarding the classification of certain products as "specialty," and that your Specialty Group accounted for $16.4 billion of your total revenues for 2012. In future filings, please confirm that you will expand your MD&A discussion to address gross profits contributed by your specialty and other groups. In addition, please revise here or where appropriate to further clarify (1) what determines whether a specialty product or service falls within ABSG as opposed to ABDC and (2) the risk or uncertainty, to the extent material, associated with products or services switching from ABSG to ABDC. Please provide draft disclosure.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 39

4.   We note your policy on loss contingencies only discusses accounting for probable losses. Please expand your policy disclosure to address why gain contingencies were recorded as reductions to cost of goods sold. Also, discuss how you account for reasonably possible loss contingencies. Please provide proposed disclosures to be included in future filings.

Definitive Proxy Statement on Schedule 14A filed January 18, 2013

Executive Compensation, page 24

Components of the Executive Compensation Program, page 27

Long-Term Incentive, page 30

5. We note the significant increase in long-term incentive awards granted to certain named executive officers. Please confirm that in future filings you will describe how the compensation committee determines the amount for each element of compensation, including the amount of options and other long-term equity awards that are granted. On this matter, we note your disclosure on page 30 that your compensation committee determines the target value of equity incentive awards by reference to your target compensation philosophy. However, it is unclear why some long term incentive awards increased by, for example, 125% whereas cash bonus only increased by 25%. Please note you must also describe the factors considered in decisions to materially increase or decrease compensation for your named executive officers. Refer to Item 402(b)(1)(v) and Item 402(b)(2)(ix) of Regulation S-K. Please provide draft disclosure with your response.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657, or James Lopez at (202) 551-3536 with any other questions

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director